UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 3, 2017

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated August 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 3, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
SECOND QUARTER 2017 RESULTS
Highlights

•
Reported GAAP net loss attributable to the partners and preferred unitholders of ($20.0) million and adjusted net income attributable to the partners and preferred unitholders(1) of $10.4 million (excluding items listed in Appendix A to this release) in the second quarter of 2017.

•	Generated GAAP income from vessel operations of $46.2 million and total cash flow from vessel operations(1) of $134.6 million in the second quarter of 2017.

•	Generated distributable cash flow(1) of $27.2 million, or $0.18 per common unit, in the second quarter of 2017.

•
Recently announced entering into agreements for a comprehensive, transformative financial transaction with Brookfield Business Partners which is expected to significantly strengthen Teekay Offshore's financial position and fully finance its existing growth projects.

•
Entered into a conditional shipbuilding contract to construct two Suezmax DP2 shuttle tanker newbuildings, which will serve under the Master Agreement with Statoil, with options to order up to two additional vessels.

•	Signed an amendment to the charter contract with QGEP for the Petrojarl I FPSO unit, extending field start-up to the first quarter of 2018.

•	Took delivery of the Randgrid FSO unit, which is expected to arrive in the North Sea in early-September 2017 and commence operations in early-October 2017 under its charter contract with Statoil.

Hamilton, Bermuda, August 3, 2017 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended June 30, 2017.

	Three Months Ended
	June 30,	March 31,	June 30,
	2017	2017 (2)	2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	264,792	276,138	284,464
Income from vessel operations	46,218	60,458	24,271
Equity income	3,425	4,475	3,626
Net (loss) income	(16,466)	21,263	(100,129)
Net (loss) income attributable to the partners and preferred unitholders	(20,005)	18,891	(102,625)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	134,601	141,289	144,208
Distributable cash flow (DCF) (1)	27,242	30,633	45,885
Adjusted net income attributable to the partners and preferred unitholders (1)	10,427	15,157	23,566

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)	Please refer to Appendices in the first quarter of 2017 release for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net loss and adjusted net income for the second quarter of 2017, compared to the same quarter of the prior year, were impacted by the redelivery of the Varg FPSO unit at the end of July 2016, the redelivery of the Navion Saga FSO unit in October 2016 and lower utilization in the Partnership's towage fleet during the second quarter of 2017, partially offset by the commencement of time-charter contracts for two shuttle tankers during the second quarter of 2017 and lower operating expenses in the Partnership's shuttle tanker fleet from lower repairs and maintenance costs. Additionally, GAAP net loss decreased for the second quarter of 2017, compared to the same quarter of the prior year, primarily due to the write-down of two UMS newbuildings due to the cancellation of the related construction contracts during the second quarter of 2016 and a decrease in the unrealized loss on non-designated derivative instruments, partially offset by the write-off of deferred operating expenses as a result of the charter contract termination for the Arendal Spirit UMS during the second quarter of 2017.
CEO Commentary

“The comprehensive transaction announced last week with our new strategic partner, Brookfield, is expected to transform Teekay Offshore’s capital structure and position us to better service our customers,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd. “With our existing in-progress growth projects now fully financed with this transaction and nearing completion, our top priority is delivering these projects into operation, which include the Libra FPSO conversion, Randgrid FSO conversion, Petrojarl I FPSO upgrade, East Coast Canada shuttle tanker newbuildings and remaining ALP towage newbuildings. Once delivered over the next few quarters, these projects are expected to contribute approximately an incremental $200 million of run-rate annual cash flow from vessel operations, which will add to the Partnership’s strong existing portfolio of forward fixed-rate cash flows. Longer-term, with a more sustainable balance sheet, stronger liquidity position and greater access to capital, we believe Teekay Offshore is well-positioned to take advantage of future growth opportunities as the global energy markets recover.”
Summary of Recent Events
Strategic Partnership with Brookfield and Comprehensive Solution
In late-July 2017, Teekay Offshore announced entering into agreements for a strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield), and related transactions (together the Brookfield Transaction), which include the following:

•
Brookfield and Teekay Corporation (Teekay) will invest $610 million and $30 million, respectively, in Teekay Offshore at a price of $2.50 per common unit and receive 65.5 million Teekay Offshore warrants (Warrants) on a pro rata basis. Following the investment, Brookfield will own approximately 60 percent and Teekay will own approximately 14 percent of the common units of Teekay Offshore;

•
Brookfield will acquire from Teekay both a 49 percent interest in TOO GP and an option to acquire an additional two percent of TOO GP subject to the satisfaction of certain conditions. On closing, Brookfield will have the right to elect four members to the nine-member Board of Directors of TOO GP;

•
Teekay Offshore will repurchase and cancel all $304 million of the outstanding Series C-1 and Series D preferred units from the existing unitholders for an aggregate of approximately $250 million in cash, which will save approximately $28 million annually in cash distributions;

•
Teekay Offshore has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment, subject to receipt of lenders' final internal approvals;

•
Brookfield will acquire from a subsidiary of Teekay, the $200 million loan, previously extended to Teekay Offshore, in exchange for $140 million in cash and 11.4 million of the Warrants to be issued to Brookfield. Brookfield has agreed to extend the maturity date of the loan from 2019 to 2022;

•
Teekay Offshore will transfer its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, a majority of Teekay Offshore's shuttle tanker fleet will be refinanced with a new $600 million, five-year debt facility, and two 50 percent-owned vessels will be refinanced with a new $71 million, four-year debt facility. In addition, an existing $250 million debt facility secured by the three East Coast of Canada newbuildings, and an existing $141 million private placement bond secured by two vessels, will be transferred from Teekay Offshore to ShuttleCo;

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•
A significant portion of Teekay Offshore's existing NOK bonds due to mature in late-2018 are expected to be repurchased with proceeds from a new five-year $250 million U.S. Dollar denominated bond offering by ShuttleCo in the Norwegian bond market, which recently priced at a fixed coupon of 7.125 percent per annum; and

•
Certain financial institutions providing interest rate swaps to Teekay Offshore have agreed to (i) lower the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and security package currently provided by Teekay in return for a prepayment amount and fees.

As part of the Brookfield Transaction, Teekay Offshore has reduced its existing common unit distribution to reinvest cash in the business and further strengthen the Partnership’s balance sheet. For the quarter ended June 30, 2017, TOO GP declared a cash distribution of $0.01 per common unit, payable on August 11, 2017 to all unitholders of record on August 7, 2017.

The Brookfield Transaction has been approved by the Board of Directors of Teekay, TOO GP, and Brookfield. Teekay Offshore’s Conflicts Committee, comprised of independent members of the board of directors of TOO GP and assisted by independent legal and financial advisors, also approved the transactions between Teekay Offshore and Brookfield and Teekay Offshore and Teekay. Closing of the Brookfield Transaction, which remains subject to various conditions, including, among others, regulatory approvals, is expected to occur in the third quarter of 2017.

Shuttle Tanker Newbuildings

In addition to the formation of the ShuttleCo, Teekay Offshore has entered into conditional shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct two Suezmax DP2 shuttle tanker newbuildings with options to order up to two additional vessels. These newbuilding vessels will be constructed based on the Partnership's New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery scheduled in 2019 and 2020, these vessels will provide shuttle tanker services in the North Sea under the Partnership’s existing Master Agreement with Statoil ASA (Statoil) and will free up required vessel capacity to service Teekay Offshore's contract of affreightment (CoA) fleet in the North Sea.
Petrojarl I Charter Amendment
In July 2017, the Partnership signed an amendment to the Petrojarl I FPSO charter contract with Queiroz Galvão Exploração e Produção SA (QGEP). The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original daily rate, plus production tariffs, which provides the potential for the Partnership to more than recover the reduction during the first 18 months. Start-up of oil production on the Atlanta Field is expected to occur in the first quarter of 2018.
Delivery of Newbuilding Towage Vessel
In June 2017, the Partnership took delivery of the ALP Defender, the second of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, during the second quarter of 2017, the Partnership received a reimbursement from the shipyard of $8.5 million and received an advance payment of $15.8 million on a reimbursement related to delayed deliveries of the two remaining ultra-long distance towing and offshore installation newbuildings, which are scheduled to be delivered in late-2017 and early-2018.
New North Sea Shuttle Tanker Contract
In June 2017, the Partnership finalized the previously announced three-year shuttle tanker CoA to service a development in the U.K. North Sea. The CoA is expected to commence during the third quarter of 2017 and will require the use of up to approximately 0.6 shuttle tanker equivalents per annum, which will be provided by the Partnership's existing CoA shuttle tanker fleet.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	June 30, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	110,247	132,964	10,798	3,089	4,229	3,465	264,792
Income (loss) from vessel operations	31,601	38,293	1,178	(17,050)	(7,021)	(783)	46,218
Equity income	3,425	—	—	—	—	—	3,425
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	64,015	68,063	6,719	(6,528)	(3,446)	(783)	128,040
CFVO from equity accounted vessels (i)	6,561	—	—	—	—	—	6,561
Total CFVO (i)	70,576	68,063	6,719	(6,528)	(3,446)	(783)	134,601

	Three Months Ended
	June 30, 2016
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	124,715	125,840	13,789	3,736	11,730	4,654	284,464
Income (loss) from vessel operations	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271
Equity income	3,626	—	—	—	—	—	3,626
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	68,682	63,878	8,802	(6,415)	2,893	(187)	137,653
CFVO from equity accounted vessels (i)	6,555	—	—	—	—	—	6,555
Total CFVO (i)	75,237	63,878	8,802	(6,415)	2,893	(187)	144,208

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

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FPSO Segment
Income from vessel operations and cash flow from vessel operations decreased for the three months ended June 30, 2017, compared to the same quarter of the prior year, primarily due to the redelivery of the Varg FPSO unit at the end of July 2016, partially offset by lower operating expenses for the Knarr FPSO unit following the successful completion of its final performance test in August 2016.

Shuttle Tanker Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended June 30, 2017, compared to the same quarter of the prior year primarily due to the commencement of new time-charter contracts for the Petronordic and Petroatlantic following completion of their previous bareboat charters contracts, higher CoA fleet utilization, an increase in charter rates under certain contracts in the time-chartered-out fleet, and lower operating expenses due to the timing of repairs and maintenance. These increases were partially offset by the redelivery of one vessel to the Partnership in June 2016 upon completion of its time-charter out contract (which commenced operating in the Partnership's CoA fleet in the North Sea in late-2016), the sale of the Navion Europa in November 2016, and higher time-charter hire expenses primarily due to the in-charter of the Grena Knutsen commencing in September 2016.
FSO Segment
Income from vessel operations and cash flow from vessel operations decreased for the three months ended June 30, 2017, compared to the same quarter of the prior year, due to the off-hire of the Navion Saga following completion of its time-charter out contract in October 2016.
UMS Segment

Cash flow from vessel operations for the three months ended June 30, 2017 were consistent compared to the same quarter of the prior year. Income from vessel operations for the three months ended June 30, 2017 reflects the operational review by the charterer and associated non-payment of charter hire since early-November 2016 and subsequent charter contract termination of the Arendal Spirit UMS, which resulted in the net write-off of $8.9 million of deferred mobilization costs. Income from vessel operations for the three months ended June 30, 2016 reflects the off-hire of the Arendal Spirit UMS following damage suffered to the unit's gangway and included a $43.7 million write-down of two UMS newbuildings due to the cancellation of the related construction contracts.
Towage Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended June 30, 2017, compared to the same quarter of the prior year, due to lower realized rates and fleet utilization, partially offset by the delivery of two towage newbuildings, the ALP Striker and ALP Defender, in September 2016 and June 2017, respectively.

Conventional Tanker Segment
Income from vessel operations and cash flow from vessel operations decreased for the three months ended June 30, 2017, compared to the same quarter of the prior year, primarily due to lower earnings related to one of the conventional tankers trading in the spot market.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of August 1, 2017.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings / Conversions / Upgrade		Total
FPSO Segment	6	(i)	—	2	(ii)	8
Shuttle Tanker Segment	28	(iii)	3	3	(iv)	34
FSO Segment	6	(v)	—	1	(vi)	7
UMS Segment	1		—	—		1
Towage Segment	8		—	2	(vii)	10
Conventional Segment	—		2	—		2
Total	49		5	8		62

(i)	Includes one FPSO unit, the Cidade de Itajai FPSO, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)
Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project, which units are scheduled to commence operations in early-2018 and late-2017, respectively. The Libra FPSO unit conversion was completed in late-March 2017 and arrived at the Libra field in offshore Brazil in May 2017 where it is undergoing field installation

(iii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iv)	Includes three Suezmax-size, DP2 shuttle tanker newbuildings scheduled to be delivered in late-2017 through the early-2018 for employment under the East Coast of Canada charter contracts.

(v)	Includes the Navion Saga which, as at June 30, 2017, was classified as held for sale.

(vi)	Consists of the Randgrid FSO, which has been converted from a shuttle tanker for use on the Gina Krog Field in the North Sea and is scheduled to commence operations in the fourth quarter of 2017.

(vii)	Consists of two long-distance towing and offshore installation vessel newbuildings scheduled to deliver during late-2017 and early-2018.

Liquidity

As of June 30, 2017, the Partnership had total liquidity of $212.3 million, excluding $60 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade project costs.

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Conference Call

The Partnership plans to host a conference call on Thursday, August 3, 2017 at 12:00 p.m. (ET) to discuss the results for the second quarter of 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-390-5202 or 416-204-1626, if outside North America, and quoting conference ID code 5007615.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2017 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.6 billion as at June 30, 2017, comprised of 62 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common and Series A and B preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A " and "TOO PR B", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.

Non-GAAP Financial Measures

Cash Flow from (used for) Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net (loss) income adjusted for depreciation and amortization expense, deferred income tax expense or recovery, vessel write-downs, gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments and non-controlling interests proportionate share of such interests. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	264,792	276,138	284,464	540,930	591,172

Voyage expenses	(20,196)	(25,141)	(17,588)	(45,337)	(35,932)
Vessel operating expenses	(89,705)	(78,990)	(90,761)	(168,695)	(186,113)
Time-charter hire expenses	(19,507)	(21,756)	(18,829)	(41,263)	(34,151)
Depreciation and amortization	(74,287)	(74,726)	(74,057)	(149,013)	(148,979)
General and administrative	(13,379)	(14,617)	(13,821)	(27,996)	(28,290)
Write-down of vessels (1)	(1,500)	—	(43,650)	(1,500)	(43,650)
Restructuring charge	—	(450)	(1,487)	(450)	(1,487)
Income from vessel operations	46,218	60,458	24,271	106,676	112,570

Interest expense	(36,602)	(36,104)	(33,347)	(72,706)	(69,373)
Interest income	406	346	293	752	697
Realized and unrealized loss
on derivative instruments (2)	(21,797)	(6,532)	(62,037)	(28,329)	(122,527)
Equity income	3,425	4,475	3,626	7,900	8,909
Foreign currency exchange loss (3)	(6,564)	(223)	(13,087)	(6,787)	(15,925)
Other (expense) income - net (1)	(1,134)	222	(21,286)	(912)	(21,277)
(Loss) income before income tax (expense) recovery	(16,048)	22,642	(101,567)	6,594	(106,926)
Income tax (expense) recovery	(418)	(1,379)	1,438	(1,797)	4,274
Net (loss) income	(16,466)	21,263	(100,129)	4,797	(102,652)

Non-controlling interests in net (loss) income	3,539	2,372	2,496	5,911	4,384
Preferred unitholders' interest in net (loss) income	12,386	12,386	10,314	24,772	21,063
General partner’s interest in net (loss) income	(648)	130	(2,260)	(518)	(2,563)
Limited partners’ interest in net (loss) income	(31,743)	6,375	(127,408)	(25,368)	(142,265)

Weighted-average number of common units:
- basic	151,364,950	148,633,906	107,794,323	150,006,972	107,424,853
- diluted	151,364,950	149,662,366	107,794,323	150,006,972	107,424,853
Total number of common units outstanding
at end of period	153,858,292	149,718,936	137,430,180	153,858,292	137,430,180

(1)
In June 2016, as part of the Partnership's 2016 financing initiatives, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the Partnership incurred a $43.7 million write-down related to these two UMS newbuildings, included in Write-down of vessels for the three and six months ended June 30, 2016. In addition, the Partnership, in accordance with GAAP, accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other (expense) income - net for the three and six months ended June 30, 2016. The newbuilding contracts are held in separate subsidiaries of the Partnership and obligations of these subsidiaries are non-recourse to the Partnership.

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(2)
Realized loss on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized (loss) gain on derivative instruments relates to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
Realized loss relating to:
Interest rate swaps	(10,296)	(10,666)	(13,515)	(20,962)	(27,482)
Foreign currency forward contracts	(309)	(100)	(1,687)	(410)	(4,620)
	(10,605)	(10,766)	(15,202)	(21,372)	(32,102)

Unrealized (loss) gain relating to:
Interest rate swaps	(12,871)	3,503	(47,818)	(9,367)	(99,739)
Foreign currency forward contracts	1,679	731	983	2,410	9,314
	(11,192)	4,234	(46,835)	(6,957)	(90,425)
Total realized and unrealized loss on
derivative instruments	(21,797)	(6,532)	(62,037)	(28,329)	(122,527)

(3)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds with maturity dates through to 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange loss includes a realized loss relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and an unrealized gain (loss) relating to the change in fair value of such swaps, partially offset by an unrealized (loss) gain on the revaluation of the NOK bonds, as detailed in the table below. In addition, during the six months ended June 30, 2016, the Partnership's realized loss on cross-currency swaps includes a $32.6 million loss on the maturity of the swap associated with the NOK 500 million bond which settled in January 2016, which was offset by a $32.6 million realized foreign currency exchange gain on the settlement of the bond which is not included in the table below.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
Realized loss on cross currency swaps	(3,310)	(3,204)	(2,671)	(6,514)	(37,947)
Unrealized gain (loss) on cross currency swaps	8,111	4,379	(14,422)	12,490	38,473
Unrealized (loss) gain on revaluation of NOK bonds	(7,797)	(1,261)	3,293	(9,058)	(48,194)

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	June 30, 2017	March 31, 2017	December 31, 2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	212,267	193,419	227,378
Restricted cash - current	96,728	97,310	92,265
Accounts receivable	123,018	132,415	114,576
Vessels held for sale	6,900	6,900	6,900
Net investments in direct financing leases - current	5,794	1,994	4,417
Prepaid expenses	23,676	30,628	25,187
Due from affiliates	32,966	20,013	77,811
Other current assets	11,127	21,316	21,282
Total current assets	512,476	503,995	569,816

Restricted cash - long-term	2,992	2,970	22,644

Vessels and equipment
At cost, less accumulated depreciation	3,997,446	4,012,105	4,084,803
Advances on newbuilding contracts and conversion costs	695,985	680,439	632,130
Net investments in direct financing leases	14,080	13,700	13,169
Investment in equity accounted joint ventures	152,946	154,048	141,819
Deferred tax asset	24,918	23,765	24,659
Other assets	92,293	96,992	100,435
Goodwill	129,145	129,145	129,145
Total assets	5,622,281	5,617,159	5,718,620

LIABILITIES AND EQUITY
Current
Accounts payable	14,384	15,454	8,946
Accrued liabilities	139,913	139,771	150,281
Deferred revenues	56,301	57,017	57,373
Due to affiliates	88,854	70,774	96,555
Current portion of long-term debt	891,558	620,803	586,892
Current portion of derivative instruments	58,935	60,119	55,002
Current portion of in-process revenue contracts	11,524	12,744	12,744
Total current liabilities	1,261,469	976,682	967,793
Long-term debt	2,252,561	2,500,306	2,596,002
Derivative instruments	272,422	268,578	282,138
Due to affiliates	200,000	200,000	200,000
In-process revenue contracts	45,182	47,139	50,281
Other long-term liabilities	202,600	207,297	211,611
Total liabilities	4,234,234	4,200,002	4,307,825

Redeemable non-controlling interest	424	955	962
Convertible preferred units	272,877	272,053	271,237

Equity
Limited partners - common units	757,086	787,065	784,056
Limited partners - preferred units	266,925	266,925	266,925
General partner	20,105	20,720	20,658
Warrants	13,797	13,797	13,797
Accumulated other comprehensive loss	(2,920)	(591)	(804)
Non-controlling interests	59,753	56,233	53,964
Total equity	1,114,746	1,144,149	1,138,596
Total liabilities and total equity	5,622,281	5,617,159	5,718,620

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	4,797	(102,652)
Non-cash items:
Unrealized (gain) loss on derivative instruments	(5,526)	51,094
Equity income, net of dividends received of $7,000 (2016: $3,472)	(900)	(5,437)
Depreciation and amortization	149,013	148,979
Write-down of vessels	1,500	43,650
Deferred income tax expense (recovery)	762	(5,436)
Amortization of in-process revenue contracts	(6,319)	(6,355)
Unrealized foreign currency exchange (gain) loss and other	35,143	26,735
Change in non-cash working capital items related to operating activities	14,909	32,055
Expenditures for dry docking	(2,815)	(10,801)
Net operating cash flow	190,564	171,832
FINANCING ACTIVITIES
Proceeds from long-term debt	207,464	163,112
Scheduled repayments of long-term debt	(263,169)	(263,850)
Prepayments of long-term debt	—	(21,607)
Debt issuance costs	(2,214)	(6,102)
Decrease in restricted cash	15,189	31,990
Proceeds from issuance of common units	585	102,930
Proceeds from issuance of preferred units and warrants	—	100,000
Expenses relating to equity offerings	(212)	(5,601)
Cash distributions paid by the Partnership	(34,412)	(45,538)
Cash distributions paid by subsidiaries to non-controlling interests	(660)	(110)
Equity contribution from joint venture partners	—	750
Other	(483)	(90)
Net financing cash flow	(77,912)	55,884
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(118,601)	(106,432)
Proceeds from sale of vessels and equipment	—	55,450
Direct financing lease payments received (investments)	3,177	(1,616)
Investment in equity accounted joint ventures	(12,339)	(52,873)
Net investing cash flow	(127,763)	(105,471)
(Decrease) increase in cash and cash equivalents	(15,111)	122,245
Cash and cash equivalents, beginning of the period	227,378	258,473
Cash and cash equivalents, end of the period	212,267	380,718

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)
Net loss – GAAP basis	(16,466)	(100,129)
Adjustments:
Less: net loss attributable to non-controlling interests	3,539	2,496
Net loss attributable to the partners and preferred unitholders	(20,005)	(102,625)
Add (subtract) specific items affecting net income:
Foreign currency exchange loss (1)	3,254	10,416
Unrealized loss on derivative instruments (2)	10,832	44,978
Write-down of vessels (3)	1,500	43,650
Net loss provision relating to cancellation of UMS newbuildings (3)	1,167	21,282
Termination of Arendal Spirit UMS charter contract (4)	8,888	—
Pre-operational costs (5)	1,788	3,393
Business development fees, restructuring charge and other (6)	3,003	2,162
Non-controlling interests’ share of items above (7)	—	310
Total adjustments	30,432	126,191
Adjusted net income attributable to the partners and preferred unitholders	10,427	23,566

(1)
Foreign currency exchange loss primarily relates to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and the unrealized gain or loss related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gain or loss relating to the Partnership's cross currency swaps.

(2)
Reflects the unrealized loss due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO equity accounted joint venture and hedge ineffectiveness within the Libra FPSO equity accounted joint venture.

(3)
See footnote (1) of the summary consolidated statements of (loss) income included in this release for further details. A further accrual for the second quarter of 2017 was included in "Net loss provision relating to cancellation of UMS newbuildings".

(4)	Includes the write-off of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017.

(5)
Reflects depreciation and amortization expense and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades and realized losses on interest rate swaps relating to the Libra FPSO conversion and the ALP towage newbuildings for the three months ended June 30, 2017. Reflects the costs associated with the delivery deferral of one of the Partnership's two UMS newbuildings up to its cancellation date, depreciation and amortization expense and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades and realized gains on foreign currency forward contracts relating to the conversion costs on the Gina Krog FSO unit during the three months ended June 30, 2016.

(6)
Other items for the three months ended June 30, 2017 includes an increase in the Piranema Spirit FPSO rate reduction contingency partially offset by an increase in the deferred income tax asset for the Partnership's Norwegian tax structures. Other items for the three months ended June 30, 2016 includes restructuring charges relating to the reorganization within the Partnership’s FPSO segment and a write-down of equipment in one of the Partnership's joint ventures.

(7)
Items affecting net loss include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net loss is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net loss listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except per unit and per unit data)

	Three Months Ended
	June 30,
	2017	2016
	(unaudited)	(unaudited)

Net loss	(16,466)	(100,129)
Add (subtract):
Depreciation and amortization	74,287	74,057
Unrealized loss on non-designated derivative instruments (1)	11,192	46,835
Distributions relating to equity financing of newbuildings and conversion costs	6,249	4,041
Partnership's share of equity accounted joint venture's distributable
cash flow net of estimated maintenance capital expenditures (2)	4,422	4,140
Deferred income tax recovery	(674)	(1,897)
Amortization of non-cash portion of revenue contracts	(3,997)	(3,997)
Equity income	(3,425)	(3,626)
Distributions on preferred units	(12,386)	(10,314)
Estimated maintenance capital expenditures (3)	(32,676)	(40,118)
Net loss provision relating to cancellation of UMS newbuildings (4)	1,167	21,282
Write-down of vessels (4)	1,500	43,650
Unrealized foreign exchange and other, net	4,797	17,022
Distributable cash flow before non-controlling interests	33,990	50,946
Non-controlling interests' share of DCF	(6,748)	(5,061)
Distributable Cash Flow	27,242	45,885
Amount attributable to the General Partner	(31)	(309)
Limited partners' Distributable Cash Flow	27,211	45,576
Weighted-average number of common units outstanding	151,365	107,794
Distributable Cash Flow per limited partner unit	0.18	0.42

(1)	Derivative instruments include interest rate swaps and foreign currency forward contracts.

(2)	Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended June 30, 2017 and 2016 were $1.0 million for each period.

(3)
Estimated maintenance capital expenditures for the three months ended June 30, 2017 also includes $8.4 million cash compensation received from the shipyard in connection with the delayed delivery of the ALP Defender in June 2017.

(4)	See footnote (1) of the summary consolidated statements of (loss) income included in this release for further details.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2017
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	110,247	132,964	10,798	3,089	4,229	3,465	264,792
Voyage expenses	—	(17,319)	(430)	—	(2,409)	(38)	(20,196)
Vessel operating expenses	(35,079)	(28,410)	(4,693)	(17,333)	(4,190)	—	(89,705)
Time-charter hire expenses	—	(15,387)	—	—	—	(4,120)	(19,507)
Depreciation and amortization	(36,497)	(30,049)	(2,588)	(1,634)	(3,519)	—	(74,287)
General and administrative	(7,070)	(3,506)	(409)	(1,172)	(1,132)	(90)	(13,379)
Write-down of vessels	—	—	(1,500)	—	—	—	(1,500)
Income (loss) from vessel operations	31,601	38,293	1,178	(17,050)	(7,021)	(783)	46,218

	Three Months Ended June 30, 2016
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	124,715	125,840	13,789	3,736	11,730	4,654	284,464
Voyage expenses	—	(12,573)	(124)	—	(4,281)	(610)	(17,588)
Vessel operating expenses	(41,365)	(29,792)	(6,195)	(9,319)	(3,924)	(166)	(90,761)
Time-charter hire expenses	—	(14,764)	—	—	—	(4,065)	(18,829)
Depreciation and amortization	(37,234)	(30,089)	(2,209)	(1,695)	(2,830)	—	(74,057)
General and administrative	(8,217)	(3,871)	(144)	(832)	(757)	—	(13,821)
Write-down of vessels	—	—	—	(43,650)	—	—	(43,650)
Restructuring charge	(1,487)	—	—	—	—	—	(1,487)
Income (loss) from vessel operations	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2017
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	31,601	38,293	1,178	(17,050)	(7,021)	(783)	46,218
Depreciation and amortization	36,497	30,049	2,588	1,634	3,519	—	74,287
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(86)	(279)	—	—	56	—	(309)
Amortization of non-cash portion of
revenue contracts	(3,997)	—	—	—	—	—	(3,997)
Termination of Arendal Spirit UMS
charter contract	—	—	—	8,888	—	—	8,888
Write-down of vessels	—	—	1,500	—	—	—	1,500
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(366)	—	—	—	(366)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,819	—	—	—	1,819
Cash flow from (used for) vessel operations
from consolidated vessels	64,015	68,063	6,719	(6,528)	(3,446)	(783)	128,040

	Three Months Ended
	June 30, 2016
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271
Depreciation and amortization	37,234	30,089	2,209	1,695	2,830	—	74,057
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(967)	(962)	—	—	125	—	(1,804)
Amortization of non-cash portion of
revenue contracts	(3,997)	—	—	—	—	—	(3,997)
Write-down of vessels	—	—	—	43,650	—	—	43,650
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(702)	—	—	—	(702)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,178	—	—	—	2,178
Cash flow from (used for) vessel operations
from consolidated vessels	68,682	63,878	8,802	(6,415)	2,893	(187)	137,653

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	June 30, 2017		June 30, 2016
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	23,653	11,827	19,077	9,539
Vessel and other operating expenses	(10,532)	(5,266)	(5,968)	(2,984)
Depreciation and amortization	(4,400)	(2,200)	(4,402)	(2,201)
Write-down of equipment	—	—	(1,351)	(676)
Income from vessel operations of equity accounted vessels	8,721	4,361	7,356	3,678
Net interest expense	(1,859)	(930)	(1,892)	(946)
Realized and unrealized (loss) gain on derivative instruments (1)	(273)	(137)	1,254	627
Foreign currency exchange gain	85	43	611	306
Total other items	(2,047)	(1,024)	(27)	(13)
Net income / equity income of equity accounted vessels
before income tax recovery (expense)	6,674	3,337	7,329	3,665
Income tax recovery (expense)	175	88	(78)	(39)
Net income / equity income of equity accounted vessels	6,849	3,425	7,251	3,626

Income from vessel operations of equity accounted vessels	8,721	4,361	7,356	3,678
Depreciation and amortization	4,400	2,200	4,402	2,201
Write-down of equipment	—	—	1,351	676
Cash flow from vessel operations from equity accounted vessels	13,121	6,561	13,109	6,555

(1)
Realized and unrealized (loss) gain on derivative instruments for the three months ended June 30, 2017 and 2016 includes an unrealized gain of $0.9 million ($0.4 million at the Partnership’s 50% share) and $2.1 million ($1.0 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai and the Libra FPSO units.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the proposed Brookfield Transaction; the timing and completion of the Brookfield Transaction; the expected effects of the completion of the Brookfield Transaction on the Partnership’s operations and financial condition, including its ability to benefit from an energy market recovery, reduced financial leverage, enhanced liquidity, future access to capital, and ability to better service customers and take advantage of future growth opportunities; completion of the restructuring of the shuttle tanker business; proposed refinancings or amendments of credit facilities and bonds; the expected effects of the completion of the Brookfield Transaction on Teekay, including a release of Teekay from financial guarantees; the future cash flow from vessel operations to be provided by the Partnership’s existing growth projects once delivered; required capital expenditures for newbuilding vessels and the expected full financing of existing growth projects; the expected employment of the newbuilding shuttle tankers under the Partnership’s agreement with Statoil and the expected required capacity in the Partnership’s CoA fleet in the North Sea; the timing of start-up and the vessel equivalent requirements of the new CoAs; the Partnership’s timing of delivery and start-up of various newbuildings and conversion/upgrade projects and the commencement of related contracts; and the outcome of claims and disputes relating to order cancellations and other matters. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to satisfy the closing conditions of the Brookfield Transaction, including, without limitation, obtaining the required approvals from relevant regulatory authorities; any failure of counterparties to agreements with Teekay or the Partnership to perform their commitments relating to the Brookfield Transaction; failure to realize the expected benefits of the Brookfield Transaction; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; vessel operations; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; the inability of the Partnership to successfully defend against claims or disputes, or the significant cost of undertaking such defenses; delays in the commencement of charter contracts; the ability to fund the Partnership’s remaining capital commitments and debt maturities; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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